Exhibit 99.46

CONSENT OF INDEPENDENT AUDITOR

Allied Gold Corporation
Toronto, Canada

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Allied Gold Corporation of our report dated March 26, 2024, relating to the consolidated financial statements for the two years ended December 31, 2023, which appears in this Registration Statement on Form 40-F.

/s/ BDO LLP

BDO LLP
Chartered Accountants
London, United Kingdom

May 27, 2025